UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Earnings Results Disclosure Procedures

EARNINGS RESULTS DISCLOSURE PROCEDURES

Definitions

The Quarterly Financial Results Disclosure Procedures of Banco Bradesco S.A. (“Bradesco”) aim at defining and guaranteeing that, besides uniformity, the process is impartial and transparent.

Guidance

Guidance means the guidelines indicated to the Market on the prospects of Bradesco’s Results, focusing on the following issues:

  Evolution of Loan Portfolio
  Net Interest Income
  Fee income
  Operating Expenses (Payroll and Other Administrative Expenses)
  Insurance Premiums
  Non-recurrent events (if any)

The Guidance will be provided in the quarterly presentations for the closing of results of the year in progress.

Press Release

Document (electronic file) generated by Bradesco, which aims at summarizing main figures, indexes and events occurred in the quarter. This document is sent to the individuals registered in our database and to the Market in general, by means of BOVESPA (São Paulo Stock Exchange) and international wire channels.

Silence Period

This is the period prior to the Earnings Results Disclosure, in which Bradesco may not render clarifications or discuss with the Market any type of information related to the referred Earnings Results.

EARNINGS RESULTS DISCLOSURE PROCEDURES

Earnings Results Disclosure

The Disclosure will occur in two days:

First Day:

  Financial statements availability (prior to the opening of BOVESPA’s trading session), via Internet, on Bradesco’s Investor Relations website – www.bradesco.com.br/ir
  Conference call for specialized press
  - 10:30 am, Brasília time

Second Day (on the business day immediately after the first day):

  Conference Call for Market Analysts and Portfolio Managers
  - 9:30 am, Brasília time (Portuguese); and
  - 11:00 am, Brasília time (English)

Silence Period:

  15 consecutive days prior to the Date of Quarterly Financial Results Release.

Media

The “Instrument of Policies for Disclosure of Material Act or Fact and Trading of Securities” is available on the Investor Relations website (www.bradesco.com.br/ir).

E-mail and Wire Channels
By means of these channels, Bradesco sends the Press Release of Earnings Results via our mailing (contact database) and wire channels.

Conference calls
Bradesco conducts its conference calls in Portuguese and English, which may be accessed by phone, according to procedure to be released one week prior to Release.

Internet
Through this channel are done the live webcastings of the teleconferences, including a presentation in Power Point format. The material of the event is made available for one-year period and its text is transcribed and maintained for an indeterminate period, both on Bradesco’s Investor Relations website.

Banco Bradesco S.A.
José Luiz Acar Pedro
Executive Vice President and
Investor Relations Director
July 20th, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.